[redacted]

16006345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sagent Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
299 Park Avenue, 9th Floor
(No. and street)

New York	**NY**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry E. Shapiro **(212) 904-9351**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Barry E. Shapiro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Sagent Advisors, LLC (the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barry E. Shapiro
Chief Financial Officer

Subscribed to before me this
26th day of February, 2016.

Notary Public

DONNA L TROTMAN
Notary Public, State of New York
No. 01TR6127372
Qualified in Kings County
My Commission Expires May 23, 20 17.

SAGENT ADVISORS, LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

30 Rockefeller Plaza
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Sagent Holdings, Inc.

We have audited the accompanying statement of financial condition of Sagent Advisors, LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sagent Advisors, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

SAGENT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 20,164,778
Security deposits (Note 3)	1,221,560
Accounts receivable, net of allowance of $1,461,625	11,476,242
Property and equipment, net of accumulated depreciation and amortization of $6,940,538	3,028,654
Other assets	912,298
Total assets	$ 36,803,532
LIABILITIES AND MEMBER'S CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses (Note 5)	$ 16,157,675
Deferred revenue	228,530
Total liabilities	16,386,205
COMMITMENTS AND CONTINGENCIES (NOTE 8)	
MEMBER'S CAPITAL	20,417,327
Total liabilities and member's capital	$ 36,803,532

See notes to statement of financial condition.

1. ORGANIZATION

Sagent Advisors, LLC (the "Company"), a Delaware limited liability company, provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company has offices in the United States located in Chicago, Illinois, McLean, Virginia, and New York, New York.

The Company is a wholly-owned subsidiary of Sagent Management, LLC ("Management, LLC"), which is a wholly-owned subsidiary of Sagent Holdings, Inc. ("Holdings"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the allowance for doubtful accounts, actual valuation allowances against deferred tax assets, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury Bills, which are held at three major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. The allowance recorded in the statement of financial condition is as follows:

Balance, December 31, 2014	$ 111,497
Provision for bad debts	1,350,128
Balance, December 31, 2015	$ 1,461,625

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost. .

The Company applies the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, "*Internal-Use Software*" when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal-use software development costs. Such deferred costs are included in property and equipment in the accompanying statement of financial condition.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired and no such indicators were identified during the current year..

Share Based Compensation - Pursuant to Holding's Management Equity Plan (the "MEP" or the "Plan"), which is intended to function as a vehicle to tie key employee incentives to the long term development of Holding's through share ownership of Holding's stock, Holding's may sell or grant shares of its restricted common stock to eligible employees. The MEP is a "book value plan" as discussed in ASC 718, "*Stock Compensation*". The MEP is administered by Holding's Compensation Committee, a sub-committee of its Board of Directors.

The Company accounts for share-based compensation associated with Holding's shares granted to its employees in accordance with ASC 718.

Income Taxes – The Company is included in the consolidated federal, state and local income tax return filed by Holdings, because it is a single member LLC, and is considered a disregarded entity for tax purposes; however, the Company's income tax has been calculated on a separate entity basis for the statement of financial condition. Federal, state and local income taxes are payable to Holdings. The Company accounts for income taxes in accordance with ASC 740-10, "*Income Taxes*". Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

ASC 740-10 also clarifies the accounting for uncertainty in income taxes recognized in a company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. As of December 31, 2014, the Company did not have any unrecognized tax benefits as contemplated by ASC 740-10.

3. SECURITY DEPOSITS

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided fully cash collateralized letters of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at December 31, 2015 were $1,221,560. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date. Total security deposits changed during February 2016 as a result of a new lease. See Note 8 for additional information.

4. PROPERTY AND EQUIPMENT

As of December 31, 2015, property and equipment consist of the following:

Leasehold improvements	$ 6,708,477
Furniture and fixtures	1,681,656
Computer hardware and software	799,288
Internally developed software	398,909
Office equipment	380,863
	9,969,193
Less: accumulated depreciation and amortization	6,940,539
	$ 3,028,654

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2015, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$13,042,243
Deferred rent	2,251,018
Accrued professional fees	219,000
Accounts payable	217,675
Related Party	3,750
Other	423,989
	$16,157,675

6. MANAGEMENT EQUITY PLAN

The Company recognizes non-cash compensation pursuant to ASC 718 over the vesting period in connection with shares granted to its employees pursuant to the MEP. At December 31, 2015, unamortized compensation costs related to restricted stock grants was $2,067,895.

During 2015, 332 shares of Holding's common stock vested and 79 shares with an amortized value of $100,909 were forfeited by grant recipients pursuant to the Plan.

During 2015, Holding's granted 925 shares of restricted stock to certain employees of the Company, which are amortized and vest pursuant to the Plan.

7. RELATED PARTY TRANSACTIONS

Daiwa Capital Markets America Holdings Inc. ("DCMAH") owns Holdings shares, which were originally acquired on Aril 26, 2007 from Sagent Advisors Inc. which was converted to the Company effective April 1, 2012 when the Company converted from a corporation to a limited liability company. In connection with the conversion, the Company became a wholly-owned subsidiary of Management, LLC, which is a wholly-owned subsidiary of Holdings. Additionally, the Company entered into a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the

Company with the Daiwa Parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

The financial statement impact of related party transactions are as follows:

> ***Accounts Receivable*** - As of December 31, 2015, accounts receivable included $403,407 due from related parties which was collected during January 2016. A portion of this receivable related to client billing arrangements as a result of the collaboration with the Daiwa Parties.
>
> ***Other Assets*** - As of December 31, 2015, other assets included an intercompany receivable from Holdings for $255,872.
>
> ***Accounts Payable and Accrued Expenses*** - Total payables to the Daiwa Parties related to client billings at December 31, 2015 were $3,750.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases long-term office space at two locations in the United States pursuant to operating leases expiring at various times through November 30, 2020. During 2013, the Company entered into a non-cancelable sub-sublease of a portion of one of its locations back to the sublandlord of the office space which expires on April 28, 2018. The related sub-sublease payments are netted against the amounts owed to the sublandlord.

As of December 31, 2015, the future minimum payments under these operating leases, net of the sub-sublease amounts are as follows:

2016	$ 2,208,714
2017	2,078,971
2018	2,443,051
2019	2,621,488
2020	2,403,030
	$ 11,755,254

The Company currently leases one temporary office space which expires on August 31, 2016 for $7,502 per month.

On February 16, 2016 the Company entered into an agreement with the landlords for one of its office spaces resulting in an early termination of the lease on April 14, 2016, which was originally scheduled to expire on November 30, 2020, and allowing the Company to enter into a short-term office space lease expiring on March 31, 2018. As a result of this change, total lease commitments will change to $1,933,093 ending in 2018 from $11,755,254 ending in 2020. The security deposit for this office lease will change to $240,873 from $1,158,000.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2015.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At December 31, 2015, cash equivalents amount to $17,360,526 and are comprised of open-end money market registered funds maintained with major commercial banks in the United States, which are classified as Level 1, and are measured at fair value on a recurring basis based on their quoted net asset value. There were no financial instruments reported at fair value classified as Level 2 or 3 at December 31, 2015.

10. INCOME TAXES

The significant components of Holding's deferred income tax asset, the benefit of which would be made available to the Company, at December 31, 2015, are as follows:

Net operating loss	$ 2,097,000
Restricted Stock	690,000
Accrued compensation	460,000
Deferred rent	295,000
Accrued expenses	2,000
Bad debt expense	529,000
Taxes & Licenses	72,000
Employee Benefit Programs	3,000
Depreciation	633,000
Deferred income taxes before valuation allowance	4,781,000
Valuation allowance	(4,781,000)
	$ -

The Company's net operating carryforwards begin to expire in 2028. Based on the provisions of ASC 740, and the relevant facts and circumstances considered, the Company recorded a valuation allowance against its net deferred tax assets at December 31, 2015.

11. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had three client that accounts for 78% of its accounts receivables, net balance at December 31, 2015.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

12. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2015, the Company had net capital of $9,871,362, which was in excess of its statutory requirement by $9,621,362.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

13. SUBSEQUENT EVENT

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 26, 2016, the date the statement of financial condition were issued, and has concluded, other than the matter discussed in Note 8, that no subsequent events existed that warrant disclosure in the notes to the statement of financial condition.

* * * * * *